INVESTMENT MANAGERS SERIES TRUST

January 31, 2011

VIA EDGAR

Securities and Exchange Commission
100 F Street N.E.
Division of Investment Management
Washington, D.C. 20549

Re:
Investment Managers Series Trust (the “Trust”) (CIK: 0001318342)
Post-Effective Amendment No. 124 to the Trust’s Registration Statement
 (Accession No. 0001144204-11-004585)
File Nos. 333-122901 and 811-21719

To the Commission:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), the Trust hereby requests the withdrawal of its Post-Effective Amendment No. 124 under the Act and Amendment No. 129 under the Investment Company Act of 1940, as amended, to the Trust’s Registration Statement on Form N-1A together with all exhibits filed therewith (EDGAR Submission Type 485APOS/Accession No. 0001144204-11-004585) (the “Amendment”).

The Amendment was filed electronically with the Securities and Exchange Commission via EDGAR on January 28, 2011 in order to register two new series of the Trust and is being withdrawn because the Amendment was filed for six series.  No securities have been issued or sold in connection with this registration.

Your assistance in this matter is greatly appreciated. If you should have any questions regarding this request, please do not hesitate to contact the undersigned at (626) 914-2109.

Thank you for your assistance in this matter.

Sincerely,

/s/ Sardjono Kadiman

Sardjono Kadiman
Investment Managers Series Trust